Exhibit 99.2

Press Release

Fidelis Insurance Holdings Limited Announces Closing of Initial Public Offering

HAMILTON, BERMUDA— July 3, 2023 — Fidelis Insurance Holdings Limited, a global (re)insurance company, headquartered in Bermuda with offices in Ireland and the United Kingdom (the “Company”), announced today the closing of its initial public offering of an aggregate of 15,000,000 common shares, including 7,142,857 common shares sold by the Company and 7,857,143 common shares sold by certain selling shareholders, at a price to the public of $14.00 per share. The common shares began trading on the New York Stock Exchange on June 29, 2023 under the ticker symbol “FIHL”.

The net proceeds from the offering to the Company, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, were approximately $89,400,000. The Company intends to use the net proceeds it receives from the offering to make capital contributions to its insurance operating subsidiaries, which, together with other sources of liquidity, should enable the Company to take advantage of the ongoing rate hardening in the key markets in which it participates by writing more business under its planned strategy. The Company did not receive any of the proceeds from the sale of its common shares by the selling shareholders.

In addition, the underwriters have been granted a 30-day option to buy up to an additional 2,250,000 common shares from the selling shareholders at the initial public offering price, less underwriting discounts and commissions.

J.P. Morgan, Barclays and Jefferies acted as Joint Lead Bookrunning Managers for the offering. Keefe, Bruyette & Woods, a Stifel company, BMO Capital Markets, Citigroup and UBS Investment Bank acted as Joint Bookrunning Managers for the offering. JMP Securities, A Citizens Company and Dowling & Partners Securities acted as co-managers for the offering.

The offering of the Company’s common shares were made only by means of a prospectus. Copies of the final prospectus relating to the offering may be obtained from: J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by telephone at 1-866-471-2526 or by email at prospectus-eq_fi@jpmchase.com; Barclays Capital Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue Edgewood, NY 11717, by telephone at (888) 603-5847 or by email at Barclaysprospectus@broadridge.com; and Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at (877) 821-7388 or by email at prospectus_department@jefferies.com.

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission on June 28, 2023. This press release does not constitute an offer to sell or the solicitation of an offer to buy the common shares, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state or jurisdiction.

About Fidelis

Fidelis Insurance Group (“FIHL”) is a global (re)insurance company, headquartered in Bermuda with offices in Ireland and the United Kingdom. Our business focuses on three pillars: Specialty, Bespoke, and Reinsurance. We manage volatility through our balanced and diversified portfolio. Our strong capital position provides us with the flexibility to engage in attractive underwriting opportunities.

Forward-Looking Statements

This press release may include forward-looking statements. The words “expect”, “intends”, “should,” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company’s intentions, beliefs or current expectations concerning, among other things, the Company’s results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which the Company operates. The forward-looking statements in this press release are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of regulators and other factors such as the Company’s ability to continue to obtain financing to meet its liquidity needs, changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.

Investor Inquiries:

IR@fidelisinsurance.com

Media Inquiries:

fidelis@teneo.com